Euramax Holdings, Inc.
303 Research Drive, Suite 400
Norcross, Georgia 30092

November 21, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:    Euramax Holdings, Inc
    Withdrawal of Registration Statement on Form S-1 (File No. 333-168262)

Ladies and Gentlemen:

    Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Euramax Holdings, Inc. (the Company) hereby requests that the Securities and Exchange Commission (the Commission) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1 (File No. 333-168262), together with all exhibits and amendments thereto (the Registration Statement). The Registration Statement was originally filed with the Commission on July 22, 2010 and amended on October 15, 2010.

    As requested by the staff of the Commission, the Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant thereto. The Company also acknowledges that no refund will be made for the fees paid to the Commission in connection with the filing of the Registration Statement.

    The Company respectfully requests that the Commission issue a written order (the Order) granting withdrawal of the Registration Statement as of the date hereof or at the earliest practicable date hereafter. In addition, the Company requests that its related confidential treatment application made pursuant to Rule 406 also be withdrawn at this time and respectfully requests that the Commission destroy such request and any related materials.

    Please send a copy of the Order to the undersigned at 303 Research Drive, Suite 400, Norcross, Georgia 30092. If you have any questions regarding this letter, please contact Mary Cullin at (770) 449-7066.

EURAMAX HOLDINGS, INC.

/s/ Mary S. Cullin
Mary S. Cullin
Senior Vice President, Chief Financial Officer & Treasurer